

May 2, 2011

<u>Via E-mail</u>
Mr. Juan Carlos Espinosa
Chief Executive Officer
Bidfish.com Inc.
40 Court Street, Suite 178
Middlebury, VT 05753

>   **Re:**   **Bidfish.com Inc.**
>   **Form 10-K for Fiscal Year Ended August 31, 2010**
>   **Filed January 12, 2011**
>   **Form 10-Q for Fiscal Quarter Ended November 30, 2010**
>   **Filed January 18, 2011**
>   **File No. 000-53512**

Dear Mr. Espinosa:

We issued comments to you on the above captioned filings on March 29, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us in writing by May 16, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us in writing by May 16, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or Scott Anderegg, Staff Attorney at (202) 551-3342 if you have any questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief